EXHIBIT 99.1

Centerra Gold Announces Quarterly Dividend of C$0.07 per Common Share

TORONTO, May 14, 2024 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG) (NYSE: CGAU) announced today that its Board of Directors has approved a quarterly dividend of C$0.07 per common share – approximately C$15.0 million or US$11.1 million. The quarterly dividend is payable on June 12, 2024, to shareholders of record as of the close of business on May 29, 2024. The dividend is an eligible dividend for Canadian income tax purposes.

In accordance with Centerra’s dividend policy, the timing and quantum of dividends are to be determined by the Board of Directors from time-to-time based on, among other things, the Company’s operating results, cash flow and financial conditions, current and anticipated capital requirements, and general business conditions.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield District Project in Nevada, United States, the Kemess Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Lana Pisarenko
Senior Manager, Investor Relations
(416) 204-1957
lana.pisarenko@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.